UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check one): ☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☑ Form 10-Q    ☐ Form 10-D   ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended:	September 30, 2006

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Terayon Communication Systems, Inc.

Full name of registrant
N/A

Former name if applicable
2450 Walsh Avenue

Address of Principal Executive Office (Street and number)
Santa Clara, CA 95051

City, state and zip code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
PART IV— OTHER INFORMATION

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     Terayon Communication Systems, Inc. (the “Company”) is not able to file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006 with the Securities and Exchange Commission (the “SEC”) on a timely basis without unreasonable effort or expense for the reasons described below.
     As announced on November 8, 2006, the Audit Committee of the Board of Directors, upon the recommendation of management, concluded that the Company’s consolidated financial statements for the year ended December 31, 2003, 2002 and 2000 and for the quarters of 2003, 2002 and 2000 should no longer be relied upon. The Audit Committee’s determination represents the completion of the Company’s previously announced review of accounting policies and practices for periods prior to 2004. On March 1, 2006, the Company had announced that it will restate its consolidated financial statements for the year ended December 31, 2004, and for the four quarters of 2004 and the first two quarters of 2005.
     The filing of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended September 30, 2006, June 30, 2006, March 31, 2006 and September 30, 2005 have been delayed pending the completion of the Company’s restatement of consolidated financial statements for the periods listed above and the audit by the Company’s current independent auditors of the financial statements for the years ended December 31, 2005, 2004 and 2003 which will not be completed in sufficient time for the Company and its independent auditors to complete the review of its financial statements for the quarterly period ended September 30, 2006 and the filing of its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006, within the prescribed period. No determination has yet been made by the Company or its independent auditors as to the extent and magnitude of all changes that will be required as a result of the restatement.
     The Company has provided additional information concerning the status of the audit, re-audit and restatement and the Company’s current expectations on this and related topics in a press release issued on November 8, 2006, a copy of which was filed by the Company as an exhibit to its current report on Form 8-K filed with the SEC on November 8, 2006.
     The Company did not represent in Part II of this Form 12b-25 that it would be able to file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006 by November 14, 2006, which is required by SEC rules to obtain a 5-day extension of the filing deadline. The Company does not believe that it will be able to file its Form 10-Q by that date.
PART IV— OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Mark Richman	(408)	235-5702

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☑*

*	Annual Report on Form 10-K for the fiscal year ended December 31, 2005; Quarterly Reports on Form 10-Q for the quarterly periods ended June 30, 2006, March 31, 2006 and September 30, 2005
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☑** No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

**	Following the completion of the audit, re-audit and restatement of the Company’s consolidated financial statements, as applicable, of the periods described above by the Company’s independent public accounting firm, Stonefield Josephson, Inc., certain adjustments will be necessary. The actual amounts of adjustments to be made in any annual or quarterly period are being determined by management and will be audited and reviewed, as applicable, by Stonefield Josephson, Inc.

Terayon Communication Systems, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 13, 2006	By:	/s/ Mark Richman
		Name:	Mark Richman
		Title:	Chief Financial Officer